As filed with the Securities and Exchange Commission on February 26, 2001

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                   Schedule TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 1 )

                           The India Growth Fund Inc.
                       (Name of Subject Company (issuer))

                           The India Growth Fund Inc.
                 (Names of Filing Persons (offeror and issuer))

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    454090101
                      (CUSIP Number of Class of Securities)

                                 Paul Schubert,
                           The India Growth Fund Inc.
                   c/o Mitchell Hutchins Asset Management Inc.
                               51 West 52nd Street
                               New York, NY 10019
                  (Name,address, and telephone number of person
                        authorized to receive notices and
                       communications on behalf of filing
                                    persons)

                                 with a copy to:

                               Laurence E. Cranch
                       Clifford Chance Rogers & Wells LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 878-8000

                            Calculation of Filing Fee

========================================== =====================================
Transaction Valuation                              Amount of Filing Fee
------------------------------------------ -------------------------------------
------------------------------------------ -------------------------------------
$53,242,597.30 (a)................................    $10,648.52 (b)
------------------------------------------ -------------------------------------
------------------------------------------ -------------------------------------

========================================== =====================================

(a) Calculated as the aggregate maximum purchase price to be paid for 3,932,245 shares in the offer, based upon a price of $13.54 (equal to the net asset value per share of $13.54 on January 3, 2001).

(b)      Calculated as 1/50th of 1% of the Transaction Valuation.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid: $10,648.52
         Form or Registration No. TO
         Filing Party: India Growth Fund Inc.
         Date Filed: January 11, 2001

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates: |_| third-party tender offer subject to Rule 14d-1.

|X|      issuer tender offer subject to Rule 13e-4.

|_|      going-private transactions subject to Rule 13-e-3.

|_|      amendment to Schedule 13D under rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

    As filed with the Securities and Exchange Commission on February 26, 2001



                           THE INDIA GROWTH FUND INC.
                  ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER


         NEW YORK, New York, February 16, 2001 - The India Growth Fund Inc. (the "Fund") announced today that the Fund's tender offer for up to 3,932,245 of its issued and outstanding shares of common stock, representing approximately 40% of the Fund's outstanding shares, expired on Friday, February 16, 2001 at 5:00 p.m., New York City time.

         Based upon current information, approximately 6,746,619 shares were tendered, including shares tendered pursuant to notices of guaranteed delivery. This number is subject to adjustment and should not be regarded as final. The actual number of shares to be purchased will be announced at a later date. Management of the Fund anticipates acceptance on February 20, 2001 of a pro rated percentage of the shares properly tendered and that payment for such shares will be made on or about February 27, 2001. The purchase price of properly tendered shares is equal to the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on February 16, 2001.

         The Fund is a closed-end management investment company that seeks long-term capital appreciation through investment primarily in equity securities of Indian companies. The Fund is traded on the New York Stock Exchange under the symbol "IGF". The Fund's investment advisor is Unit Trust of India Investment Advisory Services Limited.

         Periodically, updated information on the Fund can be obtained by calling the Fund's dedicated telephone line. The Fund's toll-free number is
(888) 682-7298.


Contact:          Joanne Kilkeary
                  Mitchell Hutchins Asset Management Inc.
                  (201) 318-4141

    As filed with the Securities and Exchange Commission on February 26, 2001



                           THE INDIA GROWTH FUND INC.
                     ANNOUNCES FINAL RESULTS OF TENDER OFFER


         New York, New York, February 26, 2001 - The India Growth Fund Inc. (the "Fund") announced today that, in accordance with its tender offer for up to 40% of its issued and outstanding shares of common stock, which expired on February 16, 2001, the Fund has accepted 3,932,244.1745 shares for payment on February 27, 2001 at a price of $13.93 per share, which was equal to the net asset value per share determined as of the close of the regular trading sessions of the New York Stock Exchange on February 16, 2001. The 3,932,244.175 shares represent approximately 40% of the Fund's outstanding shares. A total of 6,714,315.3835 shares were properly tendered and not withdrawn by February 16, 2001, the final date for withdrawals.

         The Fund is a closed-end management investment company that seeks long-term capital appreciation through investment primarily in equity securities of Indian companies. The Fund is traded on the New York Stock Exchange under the symbol "IGF". The Fund's investment advisor is Unit Trust of India Investment Advisory Services Limited.

         Periodically, updated information on the Fund can be obtained by calling the Fund's dedicated telephone line. Information provided includes a recorded update revealing the Fund's top issues, net asset value, performance and other information. The Fund's toll-free number is (888) 682-7298.


Contact:          Joanne Kilkeary
                  Mitchell Hutchins Asset Management Inc.
                  (201) 318-4141